Exhibit 21.1

SUBSIDIARIES OF NABRIVA THERAPEUTICS plc

Nabriva Therapeutics GmbH	Austria

Nabriva Therapeutics Ireland Designated Activity Company	Ireland

Zavante Therapeutics, Inc.	United States

Nabriva Therapeutics US, Inc.	United States